Exhibit 99.4

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Global Investment Bank Deploys RiT’s CenterMind Software
to Manage its Global IT Infrastructure

Visibility and control of over 20 million network elements improves data center agility

Tel Aviv, Israel – September 24, 2015 – RiT Technologies (NASDAQ: RITT), a leading provider of Converged Infrastructure Management Solutions that enable companies to maximize utilization and security of their network infrastructure announced today that a global investment bank has deployed CenterMind, RiT’s IT Infrastructure Management Software, to manage its global IT infrastructure, with over 20 million network elements and ports worldwide. The software provides real time visibility and control of the entire IT network in order to improve data center agility, optimize capacity, reduce downtime, enforce best-practice policies and reduce operational costs.

Replacing a legacy cable management system that was used by the investment bank for over ten years, RiT’s CenterMind solution provides connectivity documentation, asset management, auto discovery, and planning tools for deploying IT equipment, with the ability to schedule and manage work orders.  CenterMind is fully integrated with the investment bank’s IT service management (ITSM) system to provide one integrated and comprehensive solution.

CenterMind was selected due to its ability to discover and document IT assets and network connectivity more efficiently, advanced planning and change management tools, ease of customization and RiT’s professional services. In addition, CentreMind includes comprehensive reports which can be easily customized to meet the investment bank’s needs.

“Companies are required to build an agile IT infrastructure in order to address rapidly changing business needs and seize market opportunities”, said Raphael Sankar, VP Sales & Business Development with RiT. “An IT infrastructure management software, such as CenterMind, provides such agility and flexibility, while maximizing the utilization of existing IT facilities.”

About RiT Technologies

RiT Technologies (NASDAQ: RITT) is a leading provider of converged IT infrastructure management and connectivity solutions that improve network utilization, streamline infrastructure operations and enhance data security reduce network operation cost and optimize future investments.

RiT  offers a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce cost and enhance data security. RiT’s platform includes connectivity solutions such as IIM, (Intelligent Infastructure Management), converged infrastructure management software, and indoor optical wireless technology.

Deployed around the world in data centers, large corporations, government agencies, financial institutions,  telecommunications, airport authorities, healthcare organizations and educational facilities. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

CONTACTS:
Kobi Haggay VP Products and Marketing M: +972.54.4338382 kobi.haggay@rittech.com www.rittech.com	Monica Maron Spicetree Communications Mobile: +972-54-5429529 monica.maron@spicetreecom.com